MAGIC SOFTWARE ENTERPRISES LTD.     TEL:    +972-3-538-9292
5 HaPlada Street                    FAX:    +972-3-538-9333, 538-9393
Or-Yehuda 60218, Israel             EMAIL:   Sales@magicsoftware.com

VIA EDGAR

Mr. Steven Krikorian, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

          Re:      Magic Software Enterprises Ltd.
                   Form 20-F for the Fiscal Year Ended December 31, 2006
                   FILE NO. 000-19415

Dear Mr. Krikorian:

I am submitting this letter in response to the written comments of the Staff
(the "Staff") of the Securities and Exchange Commission (the "Commission") in a
letter to Mr. David Assia, Chairman of the Board of Magic Software Enterprises
Ltd. (the "Company"), dated August 6, 2007, with respect to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2006.

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company's responses.

     FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

     REPORT OF INDEPENDENCE REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

     1.   THE AUDIT REPORT OF YOUR PRINCIPAL AUDITOR MAKES REFERENCE TO AND
          PLACE RELIANCE ON THE WORK OF OTHER AUDITORS WITH RESPECT TO THE AUDIT
          OF CERTAIN SUBSIDIARIES. HOWEVER, IT DOES NOT APPEAR YOU HAVE INCLUDED
          THE AUDIT REPORTS OF THE OTHER AUDITORS IN YOUR FORM 20-F. NOTE THAT
          RULE 2-05 OF REGULATION S-X REQUIRES YOU TO THE FILE THE SEPARATE
          REPORT(S) OF THE OTHER AUDITOR(S). THIS REQUIREMENT APPLIES TO ANNUAL
          REPORTS FORM 20-F. PLEASE REVISE YOUR FORM 20-F TO PROVIDE THE AUDIT
          REPORTS OF THE OTHER AUDITORS OR IDENTIFY WHERE THE AUDIT REPORT HAVE
          BEEN INCLUDED.

     Response: The Form 20-F has been revised to provide the audit reports of the other auditors.

     2.   WE NOTE THAT CERTAIN OF THE OTHER AUDITORS USED IN THE AUDIT OF YOUR
          FORM 20-F ARE NOT REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING
          OVERSIGHT BOARD ("PCAOB"). PLEASE CLARIFY HOW YOU DETERMINED THAT
          THESE AUDITORS DID NOT PLAY A SUBSTANTIAL ROLE IN THE PREPARATION OF
          YOUR AUDIT REPORT; WE REFER YOU TO PCAOB RULE 2100. PLEASE NOTE THAT
          THE TERM SUBSTANTIAL HAS BEEN DEFINED IN PCAOB RULE 1001 (P)(ii).
          PLEASE TELL US THE TOTAL AMOUNT OF REVENUES AND ASSETS THAT HAVE BEEN
          AUDITED BY EACH FIRM THAT IS NOT REGISTERED WITH THE PCAOB.

     Response: The Company respectfully advises the Staff that the auditors that are not registered with the PCAOB and that were used in the audit of our
     Form 20-F, both:

     (1) do not perform services that our auditors, Kost Forer Gabbay & Kasierer uses or relies on in issuing all or part of their audit report with respect to our company, and

     (2) do not perform the majority of the audit procedures with respect to any subsidiary or component of our company, the assets or revenues of which constitute 20% or more of our consolidated assets or revenues.

     Accordingly, we concluded that these auditors did not play a substantial role in the preparation of the audit report, as defined in PCAOB Rule 1001
     (p)(ii).

     The table below details the assets as of December 31, 2005 and 2006 and revenues for the years ended December 31, 2005 and 2006 of the subsidiaries that have been audited by auditors that are not registered with the PCAOB:

                                     FY 2005
                                IN USD THOUSANDS
                               (% OF CONSOLIDATED)

AUDITOR                                REVENUES          %           ASSETS            %
-------                                 -------       -------        -------       -------

Levy Cohen & Co. (1)                    $ 5,604             9%       $ 3,523             5%
Mock & Partners International (2)         3,077             5%         3,715             5%
Maria Negyeffy (3)                        1,803             3%         1,846             3%
Studio Nassini & Associati (4)              549             1%           919             1%
                                        -------       -------        -------       -------
      Total                             $11,033            18%       $10,003            14%

                                     FY 2006
                                IN USD THOUSANDS
                               (% OF CONSOLIDATED)

AUDITOR                                REVENUES         %          ASSETS          %
-------                                 ------       ------        ------       ------

Levy Cohen & Co. (1)                    $4,476            7%       $3,357            5%
Mock & Partners International (2)        3,076            5%        2,314            3%
Maria Negyeffy (3)                       2,110            3%        1,840            3%
Studio Nassini & Associati (4)             174            0%          855            1%
                                        ------       ------        ------       ------
      Total                             $9,836           15%       $8,366           12%

----------

(1)  Performed the audit of Magic Software Enterprises (UK) Ltd. and Hermes
     Logistics Technologies Limited

(2)  Performed the audit of Magic Benelux B.V.

(3)  Performed the audit of Onyx Magyarorszag Szsoftverhaz

(4)  Performed the audit of Magic Software Enterprises Italy S.r.l.

I am authorized to acknowledge on behalf of the Company and to confirm that the
Company is responsible for the adequacy and accuracy of its disclosure in the filing reviewed by the Staff and that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company further understands that it may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Please do not hesitate to contact us at 972-3-5389305 with any questions or comments you may have.

                           Very truly yours,

                           Magic Software Enterprises Ltd

                           /s/ Ziv Zviel
                           -------------
                           Ziv Zviel